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                Filing under Rule 425
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                Filer: Burlington Northern Santa Fe Corporation
                Companies that are subject to the filing:
                        Canadian National Railway Company
                        North American Railways, Inc.
                Registration Statement No. 333-94397

        [BNSF LOGO]                                     NEWS

Contact:  Richard Russack                           FOR IMMEDIATE RELEASE
          (817) 352-6425


           BNSF's Krebs Says STB Moratorium Will Prevent BNSF and CN
                   - Rail Industry's Best Service Providers -
                    From Giving Shippers Even Better Service

     FORT WORTH, Texas, March 17, 2000 -- Burlington Northern Santa Fe Corporation (NYSE: BNI) (BNSF) Chairman and Chief Executive Officer Robert D. Krebs said, in response to today's Surface Transportation Board announcement, that, "We are extremely disappointed with the STB's decision to impose a 15-month moratorium on proposed rail consolidations. We have reviewed the decision, and while Chairwoman Linda Morgan's action may be well-intentioned, as it stands, it has the effect of denying our proposed combination with Canadian National Railway Company (CN) before receiving our application and giving it a proper review."

     Krebs pointed out that, "If the STB decision survives judicial review, the result of the STB's decision is to penalize BNSF and CN, the two major North American railroads who are taking care of their customers, because of the failures of other railroads whose mergers have resulted in debilitating and costly service failures for shippers."

     During the four-day hearing held last week by the STB to consider the future structure of the rail industry, Krebs said, "There was no clear consensus for imposing a moratorium. In fact, there was significant support from the Secretary of Transportation, shipper associations such as the National Industrial Transportation League, numerous individual shippers, short line railroads and municipalities for BNSF and CN to file their common control application without delay."

     Krebs indicated that "BNSF will thoroughly review today's decision to determine what appropriate legal action we can take. If Chairwoman Morgan's radical decision stands, the effect would be something unheard of in any industry: For a period of 15 months, industry participants will be denied the opportunity to realize service and efficiency improvements that a carefully conceived and well executed combination can provide shippers, shareholders, employees and the public."

                                   -  more -
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BNSF's Krebs Says STB Denies/Page Two

     Krebs said that "Over the past four years, BNSF has spent about $9.5 billion to improve its network, locomotive and car fleet, and to build and expand terminals and intermodal facilities. These investments have enabled BNSF to provide customers with on-time service year-to-date in the 94 percent range --- the best rail transportation service I've seen in my 34 years in the industry. We believe a combination with CN is the next step to providing our customers with even better service and our owners with better financial performance.

     "It is hard to believe that a federal agency can change the rules and deny us a forum, established by law, to have our case heard. Based on all existing criteria for approving rail mergers, our proposed combination passes with flying colors. We have indicated that we are prepared to raise the bar ourselves to ensure that there is no service disruption and that greater competition is injected into the industry," Krebs noted.

     Through its subsidiary, The Burlington Northern and Santa Fe Railway Company, headquartered in Fort Worth, Texas, BNSF operates one of the largest rail networks in North America with 33,500 route miles of track covering 28 states and two Canadian provinces.

     North American Railways, Inc. and CN have filed a registration statement on Form F-4/S-4 with the Securities and Exchange Commission (SEC) in connection with the securities to be issued in the combination. This filing also includes the proxy statement for the shareholders' meetings to be held for approval of the combination. Investors should read this document and other documents filed with the SEC by CN, BNSF, and North American Railways, Inc. about the combination because they contain important information. These documents may be obtained for free at the SEC's Web site, www.sec.gov. Other filings made by
                                         -----------
BNSF on Forms 10-K, 10-Q and 8-K may be obtained for free from the BNSF Corporate Secretary's office, 817-352-6856. For information concerning participants in BNSF's solicitation of proxies for approval of the combination, see "Certain Information Concerning Participants" filed by BNSF on Schedule 14A under Rule 14a-12.


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